Filed by ALLTEL Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: ALLTEL Corporation

Commission File No.: 1-4996

Transcript of Conference Call of ALLTEL Corporation and Western Wireless Corporation

ALLTEL CORPORATION

Moderator: Andrew Moreau

January 10, 2005

10:30 a.m. CT

Operator: Good day everyone, and welcome to this media call hosted by ALLTEL and Western Wireless. Today's call is being recorded.

At this time, I would like to turn the call over to your moderator for today, Mr. Andrew Moreau. Please go ahead, sir.

Andrew Moreau: Good morning. Thanks for joining us. This morning what we're going to do is we do not have a formal presentation. Most of you probably heard the investor's presentation this morning. So, what we're going to do is just open the floor to your questions.

Joining us this morning we have John Stanton, Chairman and CEO of Western Wireless, Scott Ford, President and CEO of ALLTEL, and Jeffery Gardner, who is the CFO of ALLTEL.

So, we're ready to begin and we'll begin taking your questions. Thank you.

Operator: If you would like to ask a question on today's call, please do so by pressing star one on your touch-tone telephone. Again to ask a question, please do so by pressing star one on your touch-tone telephone. If you are on a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that is star one for questions. We'll pause a moment to assemble our roster.

And we'll take our first question from George Schwarz with "Amarillo Global News."

George Schwarz: "Amarillo Globe News." Wanted to know a little bit of detail about several aspects of this from the consumer point of view. How will it affect the Cellular One service and the Western Wireless service, and what kind of detail can we get on numbers for Western Wireless and Cellular One customers in Amarillo and in the Texas panhandle?

John Stanton: Thank you. This is John. As you know, between the Western Wireless and Cellular One brands in West Texas, we've got by far the most extensive footprint. We offer services throughout the Panhandle and the Permian Basin, and I think do a terrific job of servicing customers, including retail customers and the oil industry. And we would expect to continue to do that. You may see some changes over time. You will see some changes over time in the branding. But from a customer point of view, no changes - a continued focus on delivering great services.

I think the potential and the opportunity associated with this is that the combined company, based frankly on a lot of the investment that ALLTEL made - has made, has new services and new features that should represent an opportunity for us to make new offerings to customers in the territories in Amarillo and the surrounding West Texas area. And we're extremely excited about the opportunity to do that.

George Schwarz: Well, I still want to know what's going to happen to Cellular One and Western Wireless. Are they going to take on the ALLTEL name, as well as picking up the ALLTEL customers in the network?

John Stanton: Yes. We

George Schwarz: Is this going to be all GSM?

John Stanton: we will - we will offer this - we offer the services under the Cellular One and the Western Wireless brand. We will begin offering after the transaction closes - ALLTEL will go through a transition and a brand change, and they will offer the services under the ALLTEL brand. Right now most of the services we offer, as you know, in West Texas, are under the CDMA technology. We do offer GSM to roaming customers in West Texas. And we expect to continue to do both of those things over time.

George Schwarz: OK. Do you have numbers for this area available that we can tell our readers how many folks might be affected by this?

John Stanton: We've never provided detailed customer numbers. It's probably the most sensitive piece of competitive information that we've got. And we provide numbers for the company as a whole. We have between 1.3 and 1.4 million domestic customers, and almost 1.6 million customers outside the United States. On a combined basis the company will have about 9.9 million customers domestically, as well as the same number outside the U.S.

George Schwarz: OK. What about pricing? Is that going to change, or how's - what can - what can customers expect with respect to pricing?

John Stanton: Well, our pricing philosophy has historically been very similar to that that ALLTEL has offered, to demonstrate the utility of the wireless product by offering a lot of usage, and the ability for customers to make that phone their primary phone, and over time replace their wired usage. And I'd expect that to continue over time.

George Schwarz: OK. All right. I'll sit back and listen.

Scott Ford: OK.

John Stanton: Well, thank you for your questions.

George Schwarz: All right.

Operator: We'll take our next question from Sinead Carew with Reuters.

Sinead Carew: Hi, it's Sinead at Reuters. Can I just clarify how many employees the combined company will have, and excluding and including the Western International? And also, you mentioned this morning that you're going to try and keep as many Western employees as possible, but I mean can you give us a ballpark in terms of percentages of job cuts that you'll see? Will it be anywhere in the range of the 10 percent that Cingular is looking at, for example?

Scott Ford: No. This

Sinead Carew: Who is this? I'm sorry.

Scott Ford: Yeah, this is Scott. ALLTEL has just under 20,000 customers. Western in total

Sinead Carew: I mean employees.

Scott Ford: that's employees. Western has right around 4,000, 1,500 of which are in the international business. The 1,500 in the international won't be affected. You can take that off the list. The folks in the field won't be affected in the domestic business. You can take that off the list.

The issues where we're going to have to sit down and come up with a good game plan that makes sense for everybody is around the kind of corporate staff areas, and the numbers that will be involved there are probably much less than 10 percent of the total western group, and, you know, probably around a couple of areas that, you know, where you consolidate systems and things of that nature.

Sinead Carew: OK. So they're probably much less than 10 percent of the Western U.S. group? Yeah? Or the Western in total?

Scott Ford: Western in total would be - would be right there.

Sinead Carew: OK. When you say

Scott Ford: It's just about

Sinead Carew: people in the field, do you mean salespeople? You mean

Scott Ford: Well, you have

Sinead Carew: customer-facing, or?

Scott Ford: yeah, you have technicians. You have call centers. You have customer-facing folks in the retail store. You have the management around that. You have people that buy network gear and place network gear. All the things that are not kind of traditional corporate functioning jobs.

Sinead Carew: OK. Great and one last thing, if I may? You guys said this morning that you're pretty keen on the international business. But a lot of investors out there would point out that ALLTEL doesn't have so much experience running an international company. How do you feel, you know, the addition of international will change the company, or how are you going to change to reassure investors that, you know, you're able to manage all these far-flung assets?

Scott Ford: Sure. Two simple points. The management team that built the international business of Western is going to stay in place, so that goes back to the first question; it's the same 1,500 people that are running it today. And the second question is, we do have some international experience in the - in the past, largely around the banking industry, so a lot of the issues are the same.

But the final thing I would say is the team that is there has done a terrific job of managing and growing that asset. We expect that they will be able to continue to do that. And in total that represents some maybe five percent of our wireless story on a combined basis. So, I think - I think that the risk and the reward are set up to be a good tradeoff.

Sinead Carew: OK. Great and just one last thing. You said the numbers for the job cuts are probably much less than 10 percent of the Western total staff?

Scott Ford: It's impossible to know. This is why I said all the things I said before that, which is we will put a team together to sit down and work through it. We won't be doing that until we get much further along the regulatory process. Everything now is a wild guess. But

Sinead Carew: How much does your 800 million see in terms of severance? The 800 million you mentioned, how much does that look

Scott Ford: Well, that's a complete - that's a completely different subject.

Sinead Carew: OK. The 800 million doesn't include severance savings. Hello?

Scott Ford: Yeah. Sorry. Was that a question? The 800 million - what's the question, I'm sorry?

Operator: I apologize. We'll take our next question from Paul Taylor with organization "Financial Times."

Paul Taylor: I think - yeah, just to follow up on that. I think the question there was whether the 800 million includes any element of severance.

Scott Ford: No, severance would be an offset to that. Now that's maybe why I didn't understand it.

Paul Taylor: OK.

Scott Ford: Severance is the charge that we take upfront. The synergy number, which we say we expect to be worth roughly 800 million on a net present value basis includes the cost savings after

Paul Taylor: Right.

Scott Ford: any upfront severance.

Paul Taylor: OK, fine. Thank you. I actually wanted to ask about a bit of the background to this. And I notice - I noticed that, I think John is saying that the industry is quickly gravitating towards a smaller number. I wondered what the history to the deal was, and whether the Sprint/Nextel and the planned spin-off of the Sprint operations was a factor in your - in your discussions that led to the merger?

Scott Ford: Well, everything is a factor with everything in this industry, as fast as it's moving. But I think the accurate way to understand it is that the two companies had been in discussions for a reasonable period of time before we heard about the Sprint/Nextel rumors, which was far in advance of the Sprint/Nextel deal.

Paul Taylor: Right.

Scott Ford: So, this was not done as a reactionary transaction. In fact, we thought this would be the big news in the wireless consolidation business when we were talking early this fall.

Paul Taylor: Right. OK. And would you - would you see this as the end of - the end of your consolidation phase, if you like, or do you think that there's room for further consolidation?

Scott Ford: Well, it's a great question. It's obviously the question that we'll have to sort through over the next couple of years. But there is - there is some room for us to continue to grow the business through acquisitions. Whether or not we can get to the term and structure and with the asset that we - or set of assets that we might like to buy, is a completely different question. It's hard to answer that at this point. Whether or not the rest of the world wants to join in on that, or sit idly by, that starts to factor into it. So

Paul Taylor: Absolutely.

Scott Ford: it's hard to know.

Paul Taylor: Thank you.

Operator: Due to time constraints, we do ask that you limit yourself to one question and one follow-up. And we'll take our next question from Paul Deckelman with "Prospect News - High Yield Daily."

Paul Deckelman: Yes, good morning. On your conference call this morning you mentioned that your game plan is to refinance most of Western Wireless' debt at the closing. You have about, according to the latest 10-Q, about $2 billion worth of debt. Is that going - the amount going to be refinanced include the current 9.25 percent senior notes at 13, and the current convertible notes?

Jeffery Gardner: The way we described it this morning, we talked about Western Wireless debt in total, and wanted to avoid talking about any specific security. But when you look at the opportunity to refinance the entire roughly $2 billion, that's what we were referring to when we said that the interest - potential interest savings was in the $70 million range. So, we prefer not to talk about the specific securities, but wanted to give investors a feeling for the opportunity there. And we'll study that security, along with the opportunities over the next six months.

Paul Deckelman: One follow-up. Generally speaking, are you intending on doing the bulk of this refinancing through bank debt, or do you plan to issue bonds, or convertible notes, or some combination thereof?

Jeffery Gardner: Well, we have a large amount of cash on the balance sheet today, in excess of 500 million. In addition we expect to receive about 1.4 billion in cash related to an equity unit offering in May of this year. So, a lot of it will be with ALLTEL cash, and the balance will be funded with our $1.5 billion line of credit.

Paul Deckelman: OK. Thank you very much.

Jeffery Gardner: You're welcome.

Operator: And we'll take our next question from Daniel Sokolov with - I'm sorry - Media Clinic.

Daniel Sokolov: Hello there. I'm more interested in the international business. I'm sorry, I did not hear the first call you had this morning. But I'd like to know if the team from Western Wireless International around Brad Horwitz is going to stay on? And if the - if the strategy behind Western Wireless International is going to change? As far as I - as I understand, the strategy was to build up companies or licenses which had some troubles, or were in different markets, and sell them off at a good price. Is that still the strategy, or is ALLTEL more interested in the long-term perspective there?

John Stanton: This is John. Scott's answered the question a couple of times, so I'll answer for you. First of all, the team is very committed to this transaction. The team is committed to stay. They've been flattered by the kind things that the ALLTEL team has said about them. I left Brad Horwitz 10 minutes ago, who was excited about the opportunity to continue, and is in fact on his way to go visit our offices in Europe to be able to talk to them about this transaction. Scott and their team have been very clear that there are no changes in the strategy.

As to the strategy, what we started off with was, we talk about our business as a portfolio. We had a series of minority interests, including those in Latvia and Georgia and Croatia, and we've over time sold off those interests. We also sold off our interest in Iceland, because frankly there was a consolidation transaction between numbers two and three that made a lot of sense, that improved the market, and resulted in a premium price. The operating businesses that we have I think are attractive.

The virtue of our business strategy is they are independent, each of the operations runs largely independent, and as a consequence we can, if there is an opportunistic transaction at a very high price, we can certainly sell that business. But from an operating point of view, we've been extremely pleased with the results of the operation. I believe that that's what - the view that ALLTEL has.

Scott Ford: Right.

Daniel Sokolov: And may I ask another question? You tried to spin off Western Wireless International, but that didn't work out because of tax issues. Is that going to be easier now?

John Stanton: Well, the tax issues on the spin had to do with owning and operating a majority business in which for over five years. And so the challenge for us was that our Ireland and Austria operations had become so large that they dwarfed some of the smaller operations such as Ghana, where we had been operating for five years but weren't considered by the IRS sufficiently material to justify the spin.

You know, there are - the tax rules continue to change. There are opportunities and different views. But the discussion that we had last fall was that that business, that those businesses would be five year properties in 2006. What happens now is entirely up to - or what happens after the close is entirely up to ALLTEL and the ALLTEL board, and I'm sure they will, as we did, look at all the strategic alternatives at any point in time, and make paths as to what - make decisions and choose paths based on the best interest of the shareholders at the time.

Daniel Sokolov: OK. Thanks.

Operator: We'll take our next question from Andrea Johnson with "Informer - Global Markets."

Andrea Johnson: Yes. Hi. Most of my questions had to do with any new debt financing. I'm assuming based on the answer on regarding the refinancing of Western Wireless' debt there won't be any new debt financing for the one billion cash portion of the deal either, it looks like?

Jeffery Gardner: No. There shouldn't be, primarily because of our current liquidity position, plus the fact that we have no outstandings our one - our existing $1.5 billion facility. The two of those along with the equity units that I talked about earlier should provide plenty of liquidity to handle the outstanding debt.

Andrea Johnson: Great. OK. Thank you. That's it.

Operator: We'll take our next question from Westley Brown with Arkansas News Bureau.

Westley Brown: Yes. My question had to do with the wireline business. You said earlier that you're going to review that business. One of the areas of that business that has - while the revenues have remained level, kind of the DSL part has grown. Just wondered if you could talk about what the review (entail), and just over the next 12 months?

Scott Ford: Well, Westley, this is Scott. We hold our fourth quarter conference call this next Friday. Sorry, January 21st. We will be reporting on our fourth quarter. We'll be giving updates on the performance of the business on that level, and also we will be at that point in time giving guidance for the 2005 year, which we assume we'll - going to have some interesting things to say about how the pro formas look on this transaction.

Westley Brown: Right.

Scott Ford: So, I'll hold off on any kind of topic like that. I will say this, since you've given me a chance to plug them, although they're not on this call normally - the group at ALLTEL has done a fantastic job of pushing broadband into our network. And as that set of assets continue to evolve from, you know, the copper switching network to the fiber optic VoIP network

Westley Brown: Right.

Scott Ford: making those services available to customers, and being competitive with those who do, is a material part of what we're working in that business every day.

Westley Brown: Yeah. OK.

Operator: We'll take our next question from Chuck Bartels with the Associated Press.

Chuck Bartels: Good morning. You've already addressed this in part, but I'm wondering, do you plan to keep the headquarters at Bellevue, Washington, or is that something that's entirely up for review once this closes and you start taking a look at things?

Scott Ford: No, we'll be - we will be keeping our headquarters in Little Rock.

Chuck Bartels: Will you maintain the headquarters in Washington though?

Scott Ford: No, not as a headquarters, although we do have the intention of keeping several workgroups there. We are going to keep the call center that is there, and several other workgroups that we're - where we're going to try and add on some talent that we - that we are in need of that we think is represented in that area.

Chuck Bartels: And will your advertising strategy change with the change in territory?

Scott Ford: Our advertising strategy changes all the time. We are working through, as you might be aware, we are currently working through a review of that. We have begun to share at a high level some of the thoughts we had with the Western folks. We've begun to get some feedback from them, and we will be taking that feedback and coming up jointly probably with what we want that brand and advertising campaign to look like.

Operator: We'll take our next question from Bill Hornaday with "Arkansas Democratic Gazette."

Bill Hornaday: Yes, good morning. A quick question or three here. The first one would go back to I saw some comments about the wireline assets, and I was kind of curious, giving the comments this morning that ALLTEL has expressed the possibilities that might be put in play, I'm kind of curious as to what the company considers to be the advantages of hanging on to such assets as opposed to the advantages of possibly divesting them?

Scott Ford: Well, that's a pretty broadly hypothetical question.

Bill Hornaday: Yes.

Scott Ford: You know, frankly, they have two different growth characteristics, the two businesses. They have two different opportunities in the consolidation world. They are likely going to have, unlike the last 40 years, I think they will likely have different potential consolidation partners upstream over the next five years. Those are all things that factor in. None of them - none of them on their own are definitive, in terms of what we should or shouldn't do. You've got different capital structures that have recently come into play in that industry.

All we were trying to say today is we aware of those shifts. While we have been managing through that transition on our own, this transaction gives us a material lift to our wireless business, which helps us get to the point where we can look at the wireline business and the fullness of the opportunities that might be available there.

Bill Hornaday: OK. A couple of other quick follow-ups. Just to kind of confirm, as a result of this acquisition, just to double-check again, any impact on ALLTEL employees?

Scott Ford: We don't - we don't expect any impact on ALLTEL employees at this point in time. Although we have met a lot of the folks at Western, a lot of them are awfully talented, and as we do when we do any transaction like this, the bar gets raised, and we all get to work harder.

Bill Hornaday: And finally a quick question on the market as a whole. Obviously over the past few weeks, and certainly this has been the case in the past few years, you know, ALLTEL's found itself on various ends of acquisition talk - well, they're going to acquire somebody, or they're going to be acquired, or something like this.

I'm kind of curious as to when you're looking at the long-term, how do you see just the whole wireless thing shaking out? Are there going to be major national players, and that's dominantly what people will be seeing out there? Or will you see more kind of a stratified layer approach, much like you see in the banking industry? Or maybe somewhere in between? I mean, how do - how do you see the future kind of shaking out, and kind of what's ALLTEL aiming for?

Scott Ford: Well that - now Bill, I appreciate that's a - that's a - that is a good question that deserves a thoughtful answer, which I think though if I were to - if I were to summarize it on a couple of points, I'd say this. There was an article I think in 1965 in the "Arkansas Democrat Gazette" that had the following headline, "Allied bulks up for sale to GTE."

Bill Hornaday: Wow.

Scott Ford: You might go back and pull that one. So, you know, there's really nothing new here. Every time we do a deal, everybody says it's 'cause we're about to be bought. It's been true for 45 years, and I think, frankly I think it's funny. But it's what everybody likes to talk about. So, it is what it is.

Now there's also an underlying material reality in the economics of the business that get more and more - that more and more make that kind of possibility more probable. How that will play out, you would need to get on a conference call with six or eight people who are not in this room, and ask them how they want to play that out, and then I can tell you what's likely to end up. And those are obviously the boards and the members of the leadership team of the companies around us.

So, what we like about this transaction as a whole is this, if all the other M&A in the industry were to stop, which is not likely, but if it were, we have a great long-term position where this business can focus on rural states - what they call up here in New York, "second-tier" and "third-tier" cities. Which, being the resident of one, I've never quite gotten exactly what they're pointing at. But that's our focus. That's where we try to bring service, and where we try to bring competition to folks who are frankly based on the coast who venture into that part of the country. We are in a great position to be able to do that going forward. But I doubt that this is the last chapter. It's just hard to predict how it'll play out. There you go.

Operator: Once again if you'd like to ask a question on today's call, you may do so by pressing star one on your touch-tone telephone. Again, that is star one for questions. If you are on a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that is star one for questions. We do ask that you limit yourself to one question and one follow-up.

And we'll take our next question from Chris Nolter with "The Deal."

Chris Nolter: Hi. I missed the first few minutes of the call, and I - and I gather that some of this may have been mentioned then. And some of it has also been addressed in some of the follow-up questions. But in your discussion of the review of the wireline assets, have you said whether an IPO is something that's being considered in addition to a sale?

Scott Ford: No. Thank you. What we - what we said this morning was that we are going to take a hard look over the next year at all of our alternatives in the wireline business. We have not tried to lead anyone into what that would look like. We are not trying to lead people away from any particular structure or transaction because we have no idea at this point in time what we think that's most likely going to look like.

Most of the companies that are similarly situated have done recaps and Sprint/Nextel has stated apparently that they want to do a spin of their wireline and do a recap, which is why everyone, I think, goes automatically to that as the answer. I'm not personally clear that that is the most likely answer, but it is certainly an alternative we're going to look at hard over the next few months.

Chris Nolter: Thank you.

Operator: We'll take our next question from Aaron Leiker with KMAN Radio, Manhattan, Kansas.

Aaron Leiker: Thank you for taking my phone call. My question is regards to our particular market in Kansas in general, but the state of Kansas, and especially the eastern part of the state, both have both services here, and what do you expect in terms - is this a type of area where you expect to see the layoffs? I know you said under 10 percent. But is this an area where you're going to look hard at layoffs, and what can customers expect in a market like this as well?

Scott Ford: Well, this is Scott, and John and I are both leaning forward to try and answer this question, because your particular market is one where we expect the question. We fully intend to keep the call center that is open in Kansas open. We expect that people that are in any kind of frontline job will likely be kept. Exactly what that will look like now is - gets too hard to predict, because we've not been able to get to a place where we can sit down in a room and work through that together.

We have not heard from the various regulatory bodies how they want to view that, and we will work with them over the next few months. And we will then communicate very clearly into the market what we're going to do on that front. This does not - and just to be fair, we do not anticipate that this will affect any of the ALLTEL employees in Kansas either.

John Stanton: I want to add something, because it's particularly important to us, the way we serve our customers is very important. The Manhattan call center has become an integral part of our organization. We have two call centers. One's in Manhattan and the other is in the Seattle area. Both are going to remain, and remain an important role. And it's important enough for us that the Chief Operating Officer from our business and a senior executive from ALLTEL will be in Manhattan to talk to the employees of the call center tomorrow to go through that, and to make sure everyone understands.

The observation I would make from a Manhattan point of view is with the large customer base that ALLTEL has in Kansas, and the large customer base that we have in Kansas, Kansas is a very important market to the combined business, and it's only logical that we would want to have a call center in Kansas, and this would be the only one that the combined business would have as of the close date.

Chris Nolter: OK. Thanks for taking my question.

Scott Ford: Thank you.

Operator: We'll take our next question from Sue Merrick with "Wireless Week Magazine."

Sue Merrick: Hi. Good morning. I am curious about the future of the Cellular One brand. If ALLTEL converts all the Western Wireless markets, or Cellular One markets, to ALLTEL, there are still small carriers who use the Cellular One brand, and I believe Western Wireless headed that up, or was sort of in charge of that initiative.

John Stanton: Yeah, there are responsibilities that we have as the franchisee of the Cellular One franchise, or of the Cellular One name. We obviously own that brand, and we use it ourselves. All the customers that Western Wireless has today, both under the Cellular One brand, and in the markets where we use the Western Wireless brand will change to ALLTEL. We have responsibilities to our franchisees, and we'll continue to live up to all of those responsibilities.

And we made sure in the contract that ALLTEL was bound and obligated, and willingly accepts the obligation to treat people fairly. I would observe that both Scott and I have been very active in the industry association. We both know a lot of the folks that use that brand, and we would - in general we don't compete against any of them, and we would use our - we wouldn't do anything to disadvantage those folks.

Sue Merrick: Great. Thank you.

Andrew Moreau: We have time for one more question.

Operator: We'll take our final question from Denise Pappalardo with "Network World."

Denise Pappalardo: Hi. I was wondering if you could talk briefly about network integration. I'm not sure if you guys talked about this in the beginning, but just curious if both networks are based on CDMA, and if you guys have any plans that you could talk about regarding network integration?

Scott Ford: Sure. Denise, as you may be aware, both ALLTEL and Western Wireless use CDMA technology for their retail business. Then Western also provides GSM service, TDMA service, to other providers, you know, that use that network infrastructure. We will leave CDMA up for all of our retail business, and we will continue to expand the CDMA footprint in both of our territories. We will leave the GSM networks up for the Western Wireless customers, the four national carriers, or the two of them that use that. And we will look to expand that application of service into the traditional ALLTEL markets where it makes sense.

So, we are fully committed on a retail basis to CDMA, but we are equally committed to maintaining for the TDMA and GSM users the roaming network that Western has up. We will look to continue to expand that where it makes sense, including in the ALLTEL footprint where we have not traditionally offered GSM roaming in our territory. Does that answer it?

Sue Merrick: Yes it does. Thanks very much.

Scott Ford: You bet. Thank you all.

Andrew Moreau: And that concludes our call this morning.  Thank you for joining us.  If you have any additional questions, you can contact me, Andrew Moreau, at ALLTEL.  Name on the release.  And we have contacts for Western Wireless as well.  Than you very much.

END

Forward-Looking Statements

ALLTEL claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to uncertainties that could cause actual future events and results of ALLTEL and Western Wireless to differ materially from those expressed in the forward-looking statements. These forward-looking statements are based on estimates, projections, beliefs, and assumptions and are not guarantees of future events and results. Actual future events and results of ALLTEL and Western Wireless may differ materially from those expressed in these forward-looking statements as a result of a number of important factors. Representative examples of these factors include (without limitation) adverse changes in economic conditions in the markets served by ALLTEL and Western Wireless; the extent, timing, and overall effects of competition in the communications business; material changes in the communications industry generally that could adversely affect vendor relationships with equipment and network suppliers and customer relationships with wholesale customers; changes in communications technology; the risks associated with the integration of acquired businesses, including Western Wireless; adverse changes in the terms and conditions of wireless roaming agreements of ALLTEL and Western Wireless; the potential for adverse changes in the ratings given to ALLTEL 's debt securities by nationally accredited ratings organizations; the availability and cost of financing in the corporate debt markets; the uncertainties related to ALLTEL 's strategic investments; the effects of work stoppages; the effects of litigation, including any litigation with respect to the acquisition of Western Wireless; and the effects of federal and state legislation, rules, and regulations governing the communications industry. In addition to these factors, actual future performance, outcomes, and results may differ materially because of more general factors including (without limitation) general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes. ALLTEL disclaims any obligation to update the forward-looking statements contained herein.

Additional Information and Where to Find It

In connection with ALLTEL 's proposed acquisition of Western Wireless, Western Wireless and ALLTEL intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. INVESTORS AND SECURITY HOLDERS OF ALLTEL AND WESTERN WIRELESS ARE URGED TO READ THESE WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLTEL, WESTERN WIRELESS AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by ALLTEL or Western Wireless with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by ALLTEL by directing a written request to: ALLTEL, One Allied Drive, Little Rock, Arkansas 72202, Attention: Investor Relations or Western Wireless, 3650 131sr Avenue S.E., Bellevue, Washington 98006, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

Participants In Solicitation

ALLTEL, Western Wireless and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Western Wireless and ALLTEL in connection with the Merger. Information about those executive officers and directors of ALLTEL and their ownership of ALLTEL common stock is set forth in the ALLTEL Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 5, 2004, and the proxy statement for ALLTEL's 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 3, 2004. Information about the executive officers and directors of Western Wireless and their ownership of Western Wireless common stock is set forth in the proxy statement for Western Wireless' 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 21, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of ALLTEL, Western Wireless and their respective executive officers and directors in the Merger by reading the proxy statement and prospectus regarding the Merger when it becomes available.